Rajiv Gupta Direct Dial: 65.6437.5467 rajiv.gupta@lw.com	9 Raffles Place #42-02 Republic Plaza Singapore 048619 Tel: +65.6536.1161 Fax: +65.6536.1171 www.lw.com UEN No. T09LL1649F

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Attention:	Cecilia Blye, Chief, Office of Global Security Risk
Anne Parker, Assistant Director, Division of Corporation Finance
Daniel Leslie, Staff Attorney

Re:	MakeMyTrip Limited
Form 20-F for the Fiscal Year Ended March 31, 2017
Filed July 18, 2017
File No. 001-34837

Ladies and Gentlemen:

We are counsel to MakeMyTrip Limited, a corporation incorporated under the laws of Mauritius (the “Company”). The Company received a comment letter dated March 8, 2018 regarding the Staff’s review of the Company’s Form 20-F for the fiscal year ended March 31, 2017. The comment letter indicated that the Company should respond to the comments within ten business days or advise you when the Company will provide you with a response.

The Company is in the process of undertaking the appropriate work to formulate thorough responses to the Staff’s comments. The Company respectfully requests an extension for an additional 6 business days and be permitted to respond to the comments by March 30, 2018.

March 21, 2018 Page 2

Please contact the undersigned at +65.6437.5467 if you have any questions or require any further information.

Respectfully submitted,

/s/ Rajiv Gupta

Rajiv Gupta

of LATHAM & WATKINS LLP

Enclosure

cc:	Mohit Kabra
Group Chief Financial Officer
MakeMyTrip Limited